Exhibit 99.1

Banco Santander Chile

Agenda for the Annual Ordinary Shareholder's Meeting to be held on April 26, 2017

1.	Approval of the Annual Report, Balance Sheet and Consolidated Financial Statements of the Bank and its subsidiaries, the Independent Report of the External Auditors, and the Notes corresponding to the financial year ending December 31st of 2016. These can be viewed in English and Spanish at the following link: http://phx.corporate-ir.net/phoenix.zhtml?c=71614&p=irol-sec dated 31/03/2017 in English and http://www.santander.cl/accionistas/estados-financieros.asp for Spanish.

2.	Approve the payment of a dividend of Ch$1.75459102 per share or 70% of 2016 net income attributable to shareholders as a dividend, which will paid in Chile beginning on April 27, 2017. The remaining 30% of 2016 net income attributable to shareholders will be set retained as reserves.

3.	Approval of External Auditors. The bank proposes PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada. Therefore, a vote For this resolution will be a vote For PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada.

4.	Approval of local rating agencies. The bank received proposals from Feller Rate, Fitch Rating Chile and Standard&Poor’s Ratings Chile and the bank recommends going forward with Feller and Fitch. Therefore, a vote For this resolution will be a vote For Feller and Fitch.

5.	See item 10 below.

6.	Alternate Board elections. The following candidates are up for re-election as Alternate Board of Directors:

6.1 Blanca Bustamante

6.2 Raimundo Monge

Further information on each candidate can be viewed at:

http://phx.corporate-ir.net/phoenix.zhtml?c=71614&p=irol-govBio

7.	Approve the Board of Directors’ 2017 remuneration. The proposal will have a minor adjustment to that approved last year. See the following link for details: http://www.santander.cl/accionistas/junta-accionistas.asp

8.	Approval of the Audit Committee’s 2017 budget and remuneration for its members. The proposal is similar to the previous year. See the following link for details: http://www.santander.cl/accionistas/junta-accionistas.asp

9.	Discuss any matter of interest that should be discussed in an Ordinary Shareholders’ Meeting as defined by law and by the Bank’s bylaws. Know of any matter of corporate interest in trying corresponding Ordinary Shareholders pursuant to the Law and the Statute of the Bank.

10.	Board Election. The following candidates are up for re-election. In the elections of Board members, each shareholder shall have one vote per share held or represented, and may cast all such votes in favor a single candidate or distribute them as deemed convenient; those who receive the largest number of votes in an election shall be proclaimed as elected, until the number of persons to be elected is reached.

ADR holders are entitled to one share is equal to one vote and must distribute their votes among the candidates below. For example, if an investor has 100 ADRs the investor must allot the 100 ADRs among the options below as they see fit. The total amount of ADRs allotted among the candidates cannot add up to an amount greater than the total amount of ADRs the investor possesses or the vote for this item will be invalidated.

5.1 Vittorio Corbo

5.2 Oscar von Chrismar

5.3 Roberto Méndez

5.4 Juan Pedro Santa María

5.5 Roberto Zahler

5.6 Lucía Santa Cruz

5.7 Orlando Poblete

5.8 Andreu Plaza

5.9 Ana Dorrego

For more information on the background of this candidate please see the following link:

http://phx.corporate-ir.net/phoenix.zhtml?c=71614&p=irol-govbio

The following link is to the list of candidates that are considered independent. This list may change until the date of the meeting. http://www.santander.cl/accionistas/pdf/2017/junta_de_accionistas/Nomina_candidatos.pdf